Novartis AG P.O. Box CH 4002 Basel

US Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Basel, February 4, 2026
Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novartis AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 4, 2026.

Respectfully submitted,

Novartis AG

/s/ Karen L. Hale	/s/ Harry Kirsch
Karen L. Hale Chief Legal & Compliance Officer of Novartis	Harry Kirsch Chief Financial Officer of Novartis